Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004
	(In thousands)

Earnings:
Loss from continuing operations	$(4,611)	$(2,422)	$(3,158)
Add: Fixed charges	17,663	10,180	2,753
Less: Capitalized interest	(170)	(479)	—

Earnings	$12,882	$7,279	$(405)

Fixed charges:
Interest expense	$16,155	$9,345	$2,481
Capitalized interest	170	479	—
Amortization of deferred financing fees	1,338	356	272

Fixed charges	$17,663	$10,180	$2,753

Ratio of Earnings to Fixed Charges(1) (2)	—	—	—

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

(2)	The shortfall of earnings to fixed charges for the years ended December 31, 2006, 2005, and 2004 was $4.8 million, $2.9 million and $3.2 million, respectively.